SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October 2009

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

Release  |  Lisbon  |  21 October 2009

Meo surpasses 500 thousand customers

Portugal Telecom announced today that Meo, its pay-TV service, surpassed 500 thousand customers, representing circa 64% of PT’s ADSL customers and 19% of its traffic generating lines, at the end of 2Q09. Net additions since 2Q09 surpassed 57 thousand customers.

Meo, the integrated offer of voice, internet and pay-TV services, represents a key lever of PT’s strategy to further strengthen and differentiate its value proposition to residential customers. Meo is a multiplatform service, based on IPTV / ADSL2+, FTTH (fibre to the home) and DTH (satellite), that is intended to provide the same TV experience, regardless of the customer interface (TV, PC and Mobile).

Meo is the reference as the most solid and innovative pay-TV offer in the Portuguese market and continues to launch innovative features to further differentiate its offer: (1) real video on demand, with DVD-like functionalities and a catalogue of more than 2,000 movies including HD; (2) catch-up TV; (3) electronic programming guide accessible through the internet and the mobile phone; (4) TV channel recording, which can be remotely programmed through the internet or through the mobile phone; (5) gaming, karaoke and several interactive content and service areas; (6) access to personal photo folders, and (7) customised offers for kids.

Meo marketing campaigns continue to enjoy the highest notoriety in the Portuguese pay-TV market. In effect, proved ad recall stood above 60% and spontaneous ad recall was above 40% at the beginning of October, well ahead of any other competing brands in the sector. In 1H09, Meo also enjoyed the highest notoriety in the Portuguese market, with the highest proved ad recall. In September 2009, in a study undertaken by the telecoms regulator, Meo was considered the operator having the best customer satisfaction in the Portuguese telecoms sector, with the highest score related to the best image, the best customer care support and the best price-quality relation.

PT’s Meo television offering is an investment in excellence and innovation to provide an experience of next generation television. Portugal Telecom will continue to invest in the quality of service and innovation of Meo, in order to provide more and better services to its customers.

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 21, 2009

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira

Nuno Vieira Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.